Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER OF 2015 RESULTS

Backlog of orders at $6.3 billion; Revenues at $707 million;
Net income of $45 million; EPS of $1.04

Haifa, Israel, May 18, 2015 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended March 31, 2015.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: "We are pleased with our first quarter financial results, which show that the ongoing improvement in our backlog over the past two years is being translated into revenue growth.

We are focused on adapting to market trends and needs. This has led us to recently create a division known as ISTAR to focus on providing our customers with a full range of solutions for intelligence applications. We also have established CYBERBIT, a new cyber company that consolidates our activities in this rapidly emerging sector. Looking ahead, through both internal measures as well as through acquisitions, we intend to continue our efforts to remain ahead of industry trends and capitalize on our ability to provide our customers with the right solutions for their emerging needs."

First quarter 2015 results:

Revenues in the first quarter of 2015 were $706.6 million, as compared to $682.6 million in the first quarter of 2014.

Gross profit amounted to $201.2 million (28.5% of revenues) in the first quarter of 2015, as compared to $193.2 million (28.3% of revenues) in the first quarter of 2014. The non-GAAP gross profit in the first quarter of 2015 was $206.4 million (29.2% of revenues), as compared to $198.6 million (29.1% of revenues) in the first quarter of 2014.

Research and development expenses, net were $55.6 million (7.9% of revenues) in the first quarter of 2015, as compared to $48.9 million (7.2% of revenues) in the first quarter of 2014.

Marketing and selling expenses, net were $51.3 million (7.3% of revenues) in the first quarter of 2015, as compared to $55.0 million (8.1% of revenues) in the first quarter of 2014.

Earning Release

General and administrative expenses, net were $34.4 million (4.9% of revenues) in the first quarter of 2015, as compared to $35.3 million (5.2% of revenues) in the first quarter of 2014.

Other operating income, net in the first quarter of 2014 amounted to $6.0 million. The amount reflects a net gain related to the revaluation of the previously held investment in an Israeli subsidiary's shares at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition the Company increased its holdings in the subsidiary from 49% to 90%.

Operating income was $59.8 million (8.5% of revenues) in the first quarter of 2015, as compared to operating income of $59.9 million (8.8% of revenues) in the first quarter of 2014. The non-GAAP operating income in the first quarter of 2015 was $69.5 million (9.8% of revenues), as compared to $65.0 million (9.5% of revenues) in the first quarter of 2014.

Financial expenses, net were $5.7 million in the first quarter of 2015, as compared to $4.7 million in the first quarter of 2014.

Taxes on income were $8.6 million (effective tax rate of 15.9%) in the first quarter of 2015, as compared to $6.2 million (effective tax rate of 11.2%) in the first quarter of 2014. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings (losses) of affiliated companies and partnerships was a net loss of $0.1 million in the first quarter of 2015, as compared to net earnings of $1.1 million in the first quarter of 2014.

Net income attributable to non-controlling interests was $0.9 million in the first quarter of 2015, as compared to $2.0 million in the first quarter of 2014.

Net income attributable to the Company's shareholders in the first quarter of 2015 was $44.6 million (6.3% of revenues), as compared to $48.2 million (7.1% of revenues) in the first quarter of 2014. The non-GAAP net income in the first quarter of 2015 was $52.6 million (7.4% of revenues), as compared to $51.9 million (7.6% of revenues) in the first quarter of 2014.

Diluted net earnings per share attributable to the Company's shareholders were $1.04 for the first quarter of 2015, as compared with diluted net earnings per share of $1.13 for the first quarter of 2014. The non-GAAP diluted earnings per share in the first quarter of 2015 were $1.23 as compared to $1.22 for the first quarter of 2014.

The Company’s backlog of orders for the quarter ended March 31, 2015, totaled $6,270 million as compared to $6,064 million as of March 31, 2014. Approximately 70% of the current backlog is attributable to orders from outside Israel. Approximately 66% of the current backlog is scheduled to be performed during 2015 and 2016.

Operating cash flow for the quarter ended March 31, 2015, was $83.9 million, as compared to $80.8 million in the quarter ended March 31, 2014.

Earning Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014

GAAP gross profit	201.2	193.2	825.1
Adjustments:
Amortization of purchased intangible assets	5.2	5.4	21.7
Non-GAAP gross profit	206.4	198.6	846.8
Percent of revenues	29.2%	29.1%	28.6%

GAAP operating income	59.8	59.9	246.9
Adjustments:
Amortization of purchased intangible assets	9.7	11.1	43.0
Gain from changes in holdings	—	(6.0)	(6.0)
Non-GAAP operating income	69.5	65.0	283.9
Percent of revenues	9.8%	9.5%	9.6%

GAAP net income attributable to Elbit Systems’ shareholders	44.6	48.2	171.0
Adjustments:
Amortization of purchased intangible assets	9.7	11.1	43.0
Gain from changes in holdings	—	(6.0)	(6.0)
Related tax benefits	(1.7)	(1.4)	(6.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	52.6	51.9	201.1
Percent of revenues	7.4%	7.6%	6.8%

Non-GAAP diluted net EPS	1.23	1.22	4.71

Earning Release

Recent Events:

On March 22, 2015, the Company announced that the United States Marine Corps awarded Elbit Systems of America, LLC (Elbit Systems of America), a wholly-owned subsidiary of Elbit Systems, a $73.4 million Indefinite Delivery/Indefinite Quantity (IDIQ) contract, for the Common Laser Range Finder-Integrated Capability (CLRF-IC). The period of the IDIQ contract extends through March 2020. Elbit Systems of America received an initial order in the amount of $7.5 million under the IDIQ contract.

On April 1, 2015, the Company announced that Elbit Systems of America was awarded a contract from Science Applications International Corporation to install, integrate and support flight evaluations of the Elbit Color Helmet Display and Tracking System on MH-60S Seahawk test aircraft for the U.S. Navy. The contract value, which is in an amount that is not material to Elbit Systems, will be performed over one year.

Dividend:

The Board of Directors declared a dividend of $0.35 per share for the first quarter of 2015. The dividend’s record date is May 27, 2015. The dividend will be paid from income generated as Preferred Income, on June 8, 2015, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Monday, May 18, 2015 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2015	2014
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$173,982	$200,407
Short-term bank deposits and marketable securities	65,909	105,519
Trade and unbilled receivables, net	856,161	928,757
Other receivables and prepaid expenses	168,007	145,562
Inventories, net of customers advances	897,881	868,799
Total current assets	2,161,940	2,249,044

Investments in affiliated companies and partnerships	125,728	125,433
Long-term trade and unbilled receivables	195,673	212,725
Long-term bank deposits and other receivables	17,571	18,081
Deferred income taxes, net	60,285	60,224
Severance pay fund	269,028	276,707
	668,285	693,170

Property, plant and equipment, net	441,163	441,535
Goodwill and other intangible assets, net	626,293	637,532
Total assets	$3,897,681	$4,021,281

Liabilities and Equity
Short-term bank credit and loans	$81	$557
Current maturities of long-term loans and Series A Notes	104,390	81,958
Trade payables	348,991	369,659
Other payables and accrued expenses	767,588	758,760
Customer advances in excess of costs incurred on contracts in progress	413,056	413,223
	1,634,106	1,624,157

Long-term loans, net of current maturities	70,330	220,716
Series A Notes, net of current maturities	292,699	293,923
Employee benefit liabilities	389,419	396,639
Deferred income taxes and tax liabilities, net	67,538	68,435
Customer advances in excess of costs incurred on contracts in progress	106,204	120,299
Other long-term liabilities	64,390	58,217
	990,580	1,158,229

Elbit Systems Ltd.'s equity	1,260,329	1,226,667
Non-controlling interests	12,666	12,228
Total equity	1,272,995	1,238,895
Total liabilities and equity	$3,897,681	$4,021,281

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014
	Unaudited		Audited
Revenues	$706,622	$682,613	$2,958,248
Cost of revenues	505,424	489,415	2,133,151
Gross profit	201,198	193,198	825,097

Operating expenses:
Research and development, net	55,613	48,942	228,011
Marketing and selling, net	51,329	54,978	216,537
General and administrative, net	34,412	35,313	139,634
Other income, net	—	(5,951)	(5,951)
	141,354	133,282	578,231
Operating income	59,844	59,916	246,866

Financial expenses, net	(5,673)	(4,663)	(47,498)
Other income , net	67	34	120
Income before income taxes	54,238	55,287	199,488

Taxes on income	(8,649)	(6,186)	(25,624)
	45,589	49,101	173,864

Equity in net earnings (loss) of affiliated companies and partnerships	(128)	1,097	5,549
Net income	$45,461	$50,198	$179,413
Less: net income attributable to non-controlling interests	(896)	(2,045)	(8,433)
Net income attributable to Elbit Systems Ltd.'s shareholders	$44,565	$48,153	$170,980

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.04	$1.13	$4.01
Diluted net earnings per share	$1.04	$1.13	$4.01

Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,690	42,614	42,654
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,713	42,639	42,677

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$45,461	$50,198	$179,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,836	32,015	122,408
Stock-based compensation	62	92	322
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(91)
Deferred income taxes and reserve, net	(780)	847	(47,456)
Loss (gain) on sale of property, plant and equipment	428	(735)	(3,266)
Gain on sale of investment	(182)	(5,811)	(4,957)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	628	403	7,449
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	64,772	42,782	(67,177)
Increase in inventories, net	(29,083)	(32,617)	(112,747)
Increase (decrease) in trade payables, other payables and accrued expenses	(12,399)	916	81,687
Severance, pension and termination indemnities, net	1,404	(86)	6,282
Increase (decrease) in advances received from customers	(14,262)	(7,207)	15,970
Net cash provided by operating activities	83,862	80,774	177,837
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(27,332)	(13,916)	(71,211)
Acquisition of subsidiaries and business operations	(300)	787	787
Investments in affiliated companies and other companies	—	(3,312)	(4,620)
Proceeds from sale of property, plant and equipment	3,866	3,095	24,969
Proceeds from sale of investments	—	—	110
Investment in long-term deposits	(36)	(288)	(796)
Proceeds from sale of long-term deposits	89	224	790
Investment in short-term deposits and marketable securities	(28,060)	(5,328)	(89,521)
Proceeds from sale of short-term deposits and marketable securities	67,337	28,068	59,374
Net cash provided by (used in) investing activities	15,564	9,330	(80,118)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	627	2,690	3,542
Repayment of long-term loans	(126,002)	(95,000)	(345,839)
Proceeds from long-term loans	—	—	376,500
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	—	—	(68,277)
Change in short-term bank credit and loans, net	(476)	—	557
Net cash used in financing activities	(125,851)	(92,310)	(89,049)
Net increase (decrease) in cash and cash equivalents	(26,425)	(2,206)	8,670
Cash and cash equivalents at the beginning of the year	200,407	191,737	191,737
Cash and cash equivalents at the end of the period	$173,982	$189,531	$200,407
* Dividend received from affiliated companies and partnerships	$500	$1,500	$12,998

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2015		2014		2014
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	285.4	40.4	290.0	42.5	1,197.9	40.5
Land systems	130.2	18.4	58.3	8.5	274.9	9.3
C4ISR systems	219.9	31.1	250.1	36.6	1,118.5	37.8
Electro-optic systems	46.7	6.6	65.6	9.6	265.1	9.0
Other (mainly non-defense engineering and production services)	24.4	3.5	18.6	2.8	101.8	3.4
Total	706.6	100.0	682.6	100.0	2,958.2	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2015		2014		2014
	$ millions	%	$ millions	%	$ millions	%
Israel	135.7	19.2	163.0	23.9	638.8	21.6
North America	203.0	28.7	194.8	28.5	826.8	27.9
Europe	101.9	14.4	107.7	15.8	460.9	15.6
Asia-Pacific	175.0	24.8	117.4	17.2	528.8	17.9
Latin America	87.6	12.4	69.3	10.2	454.5	15.4
Other countries	3.4	0.5	30.4	4.4	48.4	1.6
Total	706.6	100.0	682.6	100.0	2,958.2	100.0